Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: August 25, 2021

Corporate Participants:

Steve Young, Senior Electromechanical Specialist

Ranj Bamrah, New Product Introduction Manager

The following is a transcript of a video posted to Archer Aviation Inc.'s YouTube, Twitter, Facebook, Instagram and TikTok pages.

https://www.youtube.com/watch?v=u1w6_RL8uTk

Transcript

Steve Young: So ever since I was a kid, you take things apart, and you put it back together.

Unknown: It’s looking, it’s looking pretty good.

Steve Young: To be able to participate in putting something as complex as an eVTOL together, and then seeing it fly, and someday transport people, is, I, I don’t know that it gets any better.

Ranj Bamrah: It’s coming to work and be presented with this, it’s unparallel. This is a work in progress, like, this is something which no one’s done be, well, done before, right, so?

Steve Young: Right. It should go smoothly.

Ranj Bamrah: It’s one thing to make something look like a Lego block, you know, the contours and all the lines, someone has to do that. It’s all done by hand. It’s a manual process.

Steve Young: It’s challenging now because of COVID.

Ranj Bamrah: Has it been to the point of where it’s stopped us from doing our jobs? No, no, no way. We are all professionals with what we do, we’re all highly skilled; we wouldn’t be here otherwise basically.

Unknown: We have clearance front to back, we can, we’re good.

Steve Young: We’ve got the best leaders in Brett and Adam. Their passion ignites the rest of the team. We are pushing incredibly hard to get the vehicle ready for unveiling to the general public.

Ranj Bamrah: It’s only impossible up here. But once you put it to practice, anything’s achievable.

END OF VIDEO

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed Business Combination, Atlas has filed with the SEC a registration statement on Form S-4, including a definitive proxy statement/prospectus (the “Proxy Statement”), which was declared effective by the SEC on August 11, 2021. The Proxy Statement was first mailed to the stockholders of the Company on or about August 12, 2021, seeking their approval of the respective Business Combination-related proposals. Investors and security holders and other interested parties are urged to read the Proxy Statement, and any amendments or supplements thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Atlas, Archer and the proposed Business Combination. Investors and security holders may obtain free copies of the Proxy Statement and other documents filed with the SEC by Atlas through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through, the website referenced in this Current Report on Form 8-K (this “Current Report”) is not incorporated by reference into, and is not a part of, this Current Report.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Business Combination among Archer and Atlas or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed Business Combination will be made only by means of a definitive proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act, of 1934, as amended (the “Exchange Act”), or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Participants in the Solicitation

Atlas, Archer, the Sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement filed with the SEC by Atlas, which includes the definitive proxy statement/prospectus of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the management of Atlas and Archer and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding the businesses of Atlas and Archer and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; impact of the COVID-19 pandemic on Archer’s business and the global economy; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of Atlas or Archer is not obtained; a decline in Archer’s securities following the Business Combination if it fails to meet the expectations of investors or securities analysts; Archer’s inability to protect its intellectual property rights from unauthorized use by third parties; Archer’s need for and the availability of additional capital; cybersecurity risks; risks and costs associated with the ongoing litigation with Wisk Aero LLC; the dual class structure of Archer’s common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas’ public stockholders; the ability of Atlas or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future, and those factors discussed in Atlas’ definitive proxy statement/prospectus dated August 11, 2021, and Annual Report on Form 10-K/A as of and for the year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of Atlas filed, or to be filed, with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Atlas nor Archer presently know or that Atlas and Archer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Atlas’ and Archer’s expectations, plans or forecasts of future events and views as of the date of this communication. Atlas and Archer anticipate that subsequent events and developments will cause Atlas’ and Archer’s assessments to change. However, while Atlas and Archer may elect to update these forward-looking statements at some point in the future, Atlas and Archer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ or Archer’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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